Exhibit 99.93

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

CARL DAVID WARREN

I, Carl David Warren, P.E. P.G., do hereby certify that:

1.	I am a Project Engineer for BRS Engineering. Located in Riverton Wyoming, at 1130 Major Ave.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I graduated with a Bachelor of Science in Geological Engineering from the Colorado School of Mines in 2009 and have a Master of Science Degree in Nuclear Engineering from the Colorado School of Mines in 2013. I am Licensed Professional Engineer and a Licensed Professional Geologist in the State of Wyoming.

4.	I have worked as both an engineer and a geologist for a cumulative 12 years and have over 15 years of working experience in the mining industry. My relevant work experience includes: underground mining, ore control, geological mapping, core logging and data management, uranium exploration, and uranium resource modelling.

5.	I have not visited the site.

6.	I am responsible for the material in Section 14 of the report.

7.	I am independent of the issuer as described in section 1.5 of NI 43-101.

8.	I do not have prior working experience on the property.

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-l0lFl, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report and its reference in the Annual Information Form issued by enCore Energy Corp. for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report and the Annual Infonnation Fonn referencing the Technical Report with any stock exchange and/or other appropriate regulatory authority.

Carl David Warren P.E. P.G.